UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Pactiv Evergreen Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

69526K 105

(CUSIP Number)

Helen Golding

Packaging Finance Limited, Floor 9, 148 Quay Street

Auckland, 1010 New Zealand

+649 358-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 69526K 105

1.	Names of Reporting Persons. Packaging Finance Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 137,979,428
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 137,979,428
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,929,428
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 77.66%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share, of Pactiv Evergreen Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1900 W. Field Court, Lake Forest, Illinois 60045.

Item 2. Identity and Background

(a) This Schedule 13D is filed on behalf of Packaging Finance Limited (the “Reporting Person”).

(b) The address of the principal office of the Reporting Person is Floor 9, 148 Quay Street; Auckland, 1010 New Zealand.

(c) The Reporting Person is a holding company. The Reporting Person is the Issuer’s parent company and is a wholly-owned subsidiary of Packaging Holdings Limited, an entity that is wholly-owned by Mr. Graeme Hart.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is incorporated pursuant to the laws of New Zealand.

Item 3. Source and Amount of Funds or Other Consideration

Effective upon the closing of the Issuer’s initial public offering of its common stock (the “Offering”) on September 21, 2020, the Reporting Person, as a pre-existing shareholder of the Issuer, owned 134,408,000 shares of the Issuer’s common stock. The Reporting Person was a pre-existing shareholder of the Issuer and did not purchase any shares of common stock in the Offering. Such holdings were previously reported upon the closing of the Offering on the Schedule 13G as originally filed by the Reporting Person on October 13, 2020 (the “Schedule 13G”).

On June 9, 2022, the Reporting Person became the beneficial owner of an additional 3,571,428 shares of the Issuer (the “Additional Shares”) that were previously owned by another entity wholly owned by Mr. Graeme Hart (the “Affiliated Entity”). The Additional Shares were transferred to the Reporting Person from the Affiliated Entity for no consideration.

Item 4. Purpose of Transaction

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 4.

The purpose of the transfer of the Additional Shares to the Reporting Person was to consolidate the Issuer’s shares that are held by the Reporting Person and the Affiliated Entity into the Reporting Person. The Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-11 and Item 13 of this Schedule 13D above.

(c) The Reporting Person has not effected any transactions in the Issuer’s common stock during the past 60 days, except as disclosed herein.

(d) No one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

In connection with the Offering, the Reporting Person entered into a Registration Rights Agreement (the “Rights Agreement”) pursuant to which the Reporting Person is entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s Registration Statement on Form S-1 (File No. 333-248250) (the “Registration Statement”), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Stockholders’ Agreement

In connection with the Offering, the Reporting Person entered into a Stockholders’ Agreement, which, among other things, provides the Reporting Person with the right to nominate a certain number of directors to the Issuer’s board of directors and certain consent and information rights, in each case subject to the Reporting Person maintaining certain ownership thresholds in the Issuer. The terms and provisions of the Stockholders’ Agreement are described more fully in the Issuer’s Registration Statement and the above summary is qualified by reference to such description and the full text of the Stockholders’ Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:

Registration Rights Agreement, dated as of September 21, 2020, between Packaging Finance Limited and Pactiv Evergreen Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-39528) filed with the SEC on September 21, 2020).

Exhibit 2:
Stockholders’ Agreement, dated as of September 21, 2020, among Packaging Finance Limited and Pactiv Evergreen Inc. (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-39528) filed with the SEC on September 21, 2020).

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2022

PACKAGING FINANCE LIMITED

By:	/s/ Helen Golding
Helen Golding
Director